Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

05010487

August 8, 2005

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Mailstop 3-2
450 - 5th Street N.W.
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION WASH. D.C.

SUPPL

Dear Sirs:

Re: File No. 82-34714

We enclose copies of:

1. Form 1 Amendment for April 2005 submitted to the Toronto Stock Exchange
2. Form 3 Change in Directors submitted to the Toronto Stock Exchange
3. Notice of Change of Directors filed on May 26, 2005 with the Corporate and Personal Property Registries
4. Notice of Articles issued May 27, 2005 by the Corporate and Personal Property Registries
5. Transition Application filed May 27, 2005 with the Corporate and Personal Property Registries
6. Notice of Articles issued June 15, 2005 by with the Corporate and Personal Property Registries
7. Notice of Alteration filed June 15, 2005 with the Corporate and Personal Property Registries
8. Report of Voting Results
9. Material Change Report dated May 25, 2005 filed by SEDAR
10. Material Change Report dated July 11, 2005 filed by SEDAR
11. Share Purchase Plan correspondence with the Toronto Stock Exchange
12. Private Placement of Warrants correspondence with the Toronto Stock Exchange

Yours truly,

IMPERIAL METALS CORPORATION

Rio Budhai
Assistant Corporate Secretary
Direct Line: 604.488.2659

PROCESSED
AUG 18 2005
THOMSON FINANCIAL

Enclosures

dw 8/16

82-34714

Form 1 Submission - Change in Issued and Outstanding Securities

AMENDMENT

Issuer :	Imperial Metals Corporation
Symbol :	III
Reporting Period:	04/01/2005 - 04/30/2005

Summary

Issued & Outstanding Opening Balance :	28,112,639	As at :	04/30/2005
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	23,300		
Issued & Outstanding Closing Balance :	28,135,939		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
04/05/2005	Warrants	5,500
Filer's comment Exercise of share purchase warrants at $5.50 per share.		
04/13/2005	Warrants	15,000
Filer's comment Exercise of share purchase warrants at $5.50 per share.		
04/20/2005	Warrants	2,500
Filer's comment Exercise of share purchase warrants at $5.50 per share.		
04/28/2005	Warrants	300
Filer's comment Exercise of share purchase warrants at $5.50 per share.		
Totals		23,300

SEC MAIL PROCESSING ... WASH. D.C.

Filed on behalf of the Issuer by:

Name:	Rio Budhai
Phone:	604-488-2659
Email:	riobudhai@imperialmetals.com
Submission Date:	05/04/2005 15:03:51
Last Updated:	05/04/2005 15:02:01

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer :	Imperial Metals Corporation
Symbol :	III

Civil Title:	Mr.	
First Name:	Ed	
Middle Name:		
Surname:	Yurkowski	
Date of Birth (MM/DD/YYYY):		
Has a PIF been submitted:	No	When:

Type of Change	Position Title	Effective Date
New	Director	05/20/2005

Filed on behalf of the Issuer by:

Name:	Rio Budhai
Phone:	604-488-2659
Email:	riobudhai@imperialmetals.com
Submission Date:	05/27/2005 12:41:34
Last Updated:	05/27/2005 12:41:34

82-34714

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer :	Imperial Metals Corporation
Symbol :	III

Civil Title:		
First Name:	K.	
Middle Name:	Peter	
Surname:	Geib	
Date of Birth (MM/DD/YYYY):		
Has a PIF been submitted:	No	When:

Type of Change	Position Title	Effective Date
Terminated/Resigned	Director	05/20/2005

Filed on behalf of the Issuer by:

Name:	Rio Budhai
Phone:	604-488-2659
Email:	riobudhai@imperialmetals.com
Submission Date:	05/27/2005 12:41:18
Last Updated:	05/27/2005 12:41:18

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Change of Directors

FORM 10
BUSINESS CORPORATIONS ACT
Section 127

Filed Date and Time: **May 26, 2005 10:51 AM Pacific Time**

Incorporation Number:
BC0638507

Name of Company:
IMPERIAL METALS CORPORATION

Date of Change of Directors

May 20, 2005

New Director(s)

Last Name, First Name, Middle Name:
YURKOWSKI, ED

Mailing Address:
108 - 4664 LOUGHEED HIGHWAY
BURNABY BC V5C 5T5
CANADA

Delivery Address:
108 - 4664 LOUGHEED HIGHWAY
BURNABY BC V5C 5T5
CANADA

Director(s) who have ceased to be Directors

Last Name, First Name, Middle Name:
GEIB, K. PETER

Mailing Address:
CRONSTETTENSTR. 52
60322 FRANKURT AM MAIN
GERMANY

Delivery Address:
CRONSTETTENSTR. 52
60322 FRANKURT AM MAIN
GERMANY

Director(s) Change of Name or Address

Last Name, First Name, Middle Name:
KYNOCH, J. BRIAN

Mailing Address:
200 - 580 HORNBY STREET
VANCOUVER BC V6C 3B6
CANADA

Delivery Address:
200 - 580 HORNBY STREET
VANCOUVER BC V6C 3B6
CANADA

Last Name, First Name, Middle Name:
LEBEL, PIERRE

Mailing Address:
200 - 580 HORNBY STREET
VANCOUVER BC V6C 3B6
CANADA

Delivery Address:
200 - 580 HORNBY STREET
VANCOUVER BC V6C 3B6
CANADA

Director(s) as at May 20, 2005

Last Name, First Name, Middle Name:
KYNOCH, J. BRIAN

Mailing Address:
200 - 580 HORNBY STREET
VANCOUVER BC V6C 3B6
CANADA

Delivery Address:
200 - 580 HORNBY STREET
VANCOUVER BC V6C 3B6
CANADA

Last Name, First Name, Middle Name:
LEBEL, PIERRE

Mailing Address:
200 - 580 HORNBY STREET
VANCOUVER BC V6C 3B6
CANADA

Delivery Address:
200 - 580 HORNBY STREET
VANCOUVER BC V6C 3B6
CANADA

Last Name, First Name, Middle Name:
MOELLER, LARRY G.J.

Mailing Address:
3220, 255 - 5TH AVENUE S.W.
CALGARY AB T2P3G6

Delivery Address:
3220, 255 - 5TH AVENUE S.W.
CALGARY AB T2P3G6

Last Name, First Name, Middle Name:
YURKOWSKI, ED

Mailing Address:
108 - 4664 LOUGHEED HIGHWAY
BURNABY BC V5C 5T5
CANADA

Delivery Address:
108 - 4664 LOUGHEED HIGHWAY
BURNABY BC V5C 5T5
CANADA

82-34714

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: May 27, 2005 10:09 AM Pacific Time

Incorporation Number: **BC0638507**

Recognition Date: Incorporated on December 6, 2001

NOTICE OF ARTICLES

Name of Company:
IMPERIAL METALS CORPORATION

REGISTERED OFFICE INFORMATION

Mailing Address:
200 - 580 HORNBY ST.
VANCOUVER BC V6C 3B6
CANADA

Delivery Address:
200 - 580 HORNBY ST.
VANCOUVER BC V6C 3B6
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
200 - 580 HORNBY ST.
VANCOUVER BC V6C 3B6
CANADA

Delivery Address:
200 - 580 HORNBY ST.
VANCOUVER BC V6C 3B6
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
YURKOWSKI, ED

Mailing Address:
108 - 4664 LOUGHEED HIGHWAY
BURNABY BC V5C 5T5
CANADA

Delivery Address:
108 - 4664 LOUGHEED HIGHWAY
BURNABY BC V5C 5T5
CANADA

Last Name, First Name, Middle Name:
KYNOCH, J. BRIAN

Mailing Address:	Delivery Address:
200 - 580 HORNBY ST. VANCOUVER BC V6C 3B6 CANADA	200 - 580 HORNBY ST. VANCOUVER BC V6C 3B6 CANADA

Last Name, First Name, Middle Name:
LEBEL, PIERRE

Mailing Address:	Delivery Address:
200 - 580 HORNBY ST. VANCOUVER BC V6C 3B6 CANADA	200 - 580 HORNBY ST. VANCOUVER BC V6C 3B6 CANADA

Last Name, First Name, Middle Name:
MOELLER, LARRY G.J.

Mailing Address:	Delivery Address:
3220, 255 - 5TH AVE. S.W. CALGARY AB T2P 3G6 CANADA	3220, 255 - 5TH AVE. S.W. CALGARY AB T2P 3G6 CANADA

PRE-EXISTING COMPANY PROVISIONS

The Pre-existing Company Provisions apply to this company.

AUTHORIZED SHARE STRUCTURE

1.	100,000,000	Common Shares	Without Par Value Without Special Rights or Restrictions attached
2.	50,000,000	First Preferred Shares	Without Par Value With Special Rights or Restrictions attached
3.	50,000,000	Second Preferred Shares	Without Par Value With Special Rights or Restrictions attached

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Transition Application

FORM 43
BUSINESS CORPORATIONS ACT
Section 437

FILING DETAILS:	*Transition Application for:* **IMPERIAL METALS CORPORATION**
Filed Date and Time:	**May 27, 2005 10:09 AM Pacific Time**
Transition Date and Time:	**Transitioned on May 27, 2005 10:09 AM Pacific Time**

TRANSITION APPLICATION

This confirms there has been filed with the registrar all records necessary to ensure that the information in the corporate registry respecting the directors of the company is, immediately before the transition application is submitted to the registrar for filing, correct.

Incorporation Number:
BC0638507

Name of Company:
IMPERIAL METALS CORPORATION

NOTICE OF ARTICLES

Name of Company:
IMPERIAL METALS CORPORATION

REGISTERED OFFICE INFORMATION

Mailing Address:
200 - 580 HORNBY ST.
VANCOUVER BC V6C 3B6
CANADA

Delivery Address:
200 - 580 HORNBY ST.
VANCOUVER BC V6C 3B6
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
200 - 580 HORNBY ST.
VANCOUVER BC V6C 3B6
CANADA

Delivery Address:
200 - 580 HORNBY ST.
VANCOUVER BC V6C 3B6
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
YURKOWSKI, ED

Mailing Address:
108 - 4664 LOUGHEED HIGHWAY
BURNABY BC V5C 5T5
CANADA

Delivery Address:
108 - 4664 LOUGHEED HIGHWAY
BURNABY BC V5C 5T5
CANADA

Last Name, First Name, Middle Name:
KYNOCH, J. BRIAN

Mailing Address:
200 - 580 HORNBY ST.
VANCOUVER BC V6C 3B6
CANADA

Delivery Address:
200 - 580 HORNBY ST.
VANCOUVER BC V6C 3B6
CANADA

Last Name, First Name, Middle Name:
LEBEL, PIERRE

Mailing Address:
200 - 580 HORNBY ST.
VANCOUVER BC V6C 3B6
CANADA

Delivery Address:
200 - 580 HORNBY ST.
VANCOUVER BC V6C 3B6
CANADA

Last Name, First Name, Middle Name:
MOELLER, LARRY G.J.

Mailing Address:
3220, 255 - 5TH AVE. S.W.
CALGARY AB T2P 3G6
CANADA

Delivery Address:
3220, 255 - 5TH AVE. S.W.
CALGARY AB T2P 3G6
CANADA

PRE-EXISTING COMPANY PROVISIONS

The Pre-existing Company Provisions apply to this company.

AUTHORIZED SHARE STRUCTURE

1.	100,000,000	Common Shares	Without Par Value Without Special Rights or Restrictions attached
2.	50,000,000	First Preferred Shares	Without Par Value With Special Rights or Restrictions attached
3.	50,000,000	Second Preferred Shares	Without Par Value With Special Rights or Restrictions attached

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: June 15, 2005 03:34 PM Pacific Time

Incorporation Number: **BC0638507**

Recognition Date: Incorporated on December 6, 2001

NOTICE OF ARTICLES

Name of Company:

IMPERIAL METALS CORPORATION

REGISTERED OFFICE INFORMATION

Mailing Address:
200 - 580 HORNBY ST.
VANCOUVER BC V6C 3B6
CANADA

Delivery Address:
200 - 580 HORNBY ST.
VANCOUVER BC V6C 3B6
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
200 - 580 HORNBY ST.
VANCOUVER BC V6C 3B6
CANADA

Delivery Address:
200 - 580 HORNBY ST.
VANCOUVER BC V6C 3B6
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
YURKOWSKI, ED

Mailing Address:
108 - 4664 LOUGHEED HIGHWAY
BURNABY BC V5C 5T5
CANADA

Delivery Address:
108 - 4664 LOUGHEED HIGHWAY
BURNABY BC V5C 5T5
CANADA

Last Name, First Name, Middle Name:
KYNOCH, J. BRIAN

Mailing Address:
200 - 580 HORNBY ST.
VANCOUVER BC V6C 3B6
CANADA

Delivery Address:
200 - 580 HORNBY ST.
VANCOUVER BC V6C 3B6
CANADA

Last Name, First Name, Middle Name:
LEBEL, PIERRE

Mailing Address:
200 - 580 HORNBY ST.
VANCOUVER BC V6C 3B6
CANADA

Delivery Address:
200 - 580 HORNBY ST.
VANCOUVER BC V6C 3B6
CANADA

Last Name, First Name, Middle Name:
MOELLER, LARRY G.J.

Mailing Address:
3220, 255 - 5TH AVE. S.W.
CALGARY AB T2P 3G6
CANADA

Delivery Address:
3220, 255 - 5TH AVE. S.W.
CALGARY AB T2P 3G6
CANADA

RESOLUTION DATES:

Date(s) of Resolution(s) or Court Order(s) attaching or altering Special Rights and Restrictions attached to a class or a series of shares:

May 16, 2005 12:00 AM Pacific Time

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	Common Shares	Without Par Value Without Special Rights or Restrictions attached
2.	50,000,000	First Preferred Shares	Without Par Value With Special Rights or Restrictions attached
3.	50,000,000	Second Preferred Shares	Without Par Value With Special Rights or Restrictions attached

Date and Time: June 15, 2005 03:34 PM Pacific Time

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Alteration

FORM 11
BUSINESS CORPORATIONS ACT
Section 257

SEC MAIL RECEIVED PROCESSING WASH. DC SECTION

Filed Date and Time:	**June 15, 2005 03:34 PM Pacific Time**
Alteration Date and Time:	**Notice of Articles Altered on June 15, 2005 03:34 PM Pacific Time**

NOTICE OF ALTERATION

Incorporation Number:
BC0638507

Name of Company:
IMPERIAL METALS CORPORATION

ALTERATION EFFECTIVE DATE:

The alteration is to take effect at the time that this application is filed with the Registrar.

PRE-EXISTING COMPANY PROVISIONS

The company has resolved that the Pre-existing Company Provisions no longer apply to this company.

ADD A RESOLUTION DATE:

Date(s) of Resolution(s) or Court Order(s) attaching or altering Special Rights and Restrictions attached to a class or a series of shares:

New Resolution Date:
May 16, 2005

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	Common Shares	Without Par Value Without Special Rights or Restrictions attached

2.	50,000,000	First Preferred Shares	Without Par Value With Special Rights or Restrictions attached
3.	50,000,000	Second Preferred Shares	Without Par Value With Special Rights or Restrictions attached

82-34714

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

IMPERIAL METALS CORPORATION
(the "Company")
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

May 16, 2005

REPORT OF VOTING RESULTS
National Instrument 51-102 Continuous Disclosure Obligations
Section 11.3

MATTERS VOTED UPON	OUTCOME
1. To set the number of directors of the Company at 4	Carried
2. To elect the following nominees as directors: K. PETER GEIB J. BRIAN KYNOCH PIERRE LEBEL LARRY G.J. MOELLER	Carried
3. To appoint Deloitte & Touche LLP as auditors of the Company and authorize the directors to fix the auditors' remuneration	Carried
4. To approve, by special resolution, to remove the Pre-existing Company Provisions as defined in the *Business Corporations Act* (British Columbia)	Carried
5. To approve, by special resolution, to increase the authorized share structure of the Company to an unlimited number of common shares without par value, 50,000,000 First Preferred shares without par value and 50,000,000 Second Preferred shares without par value	Carried
6. To approve, by special resolution, the adoption of new Articles for the Company	Carried
7. To approve the Share Purchase Plan of the Company	Carried

82-34714

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Imperial Metals Corporation
Suite 200 – 580 Hornby Street
Vancouver, BC V6C 3B6

(the "Company" or "Imperial")

Item 2 Date of Material Change

May 19, 2005

Item 3 News Release

May 19, 2005 – Vancouver, British Columbia

A news release was issued through CCN Matthews May 19, 2005 and was electronically filed through SEDAR.

Item 4 Summary of Material Change

The Company announced the closing of the working capital facility previously announced on May 5, 2005 with the following revisions:

1) The facility has been reduced from $15.0 million to $14.5 million.

2) The number of warrants to be issued in connection with the facility has been reduced by 20% from 0.1666 of a warrant for each dollar drawn on the line of credit to 0.1335 of a warrant for each dollar drawn on the line of credit up to a maximum of 1,935,750 warrants.

3) The facility was provided by a total of five parties, three of whom are arm's length institutional shareholders of the Company who provided $4.5 million of the facility, and two of which are insiders of the Company and who provided $10.0 million of the facility. Edco Capital Corporation, a company associated with N. Murray Edwards, a significant shareholder of Imperial, provided $9.5 million of the facility and Larry Moeller, a director of the Company, provided $0.5 million of the facility. A maximum of 1,335,000 warrants are issuable to Edco Capital Corporation and Mr. Moeller.

The other terms of the facility remain unchanged. The facility bears interest at 8% per annum, and is secured by a floating charge on all the assets of Imperial plus guarantees by its subsidiaries, Mount Polley Mining Corporation and Mount Polley Holding Company Limited, and floating charges on all their assets. The term of the facility ends on June 30, 2006 and is extendable at the option of the lenders, thereafter. In consideration of the facility the lenders will be granted warrants to purchase common shares of Imperial at $6.00 per share, exercisable for 24 months from the date of issue, as the facility is drawn upon.

Item 5 Full Description of Material Change

The Company announced the closing of the working capital facility previously announced on May 5, 2005 with the following revisions:

1) The facility has been reduced from $15.0 million to $14.5 million.

2) The number of warrants to be issued in connection with the facility has been reduced by 20% from 0.1666 of a warrant for each dollar drawn on the line of credit to 0.1335 of a warrant for each dollar drawn on the line of credit up to a maximum of 1,935,750 warrants.

3) The facility was provided by a total of five parties, three of whom are arm's length institutional shareholders of the Company who provided $4.5 million of the facility, and two of which are insiders of the Company and who provided $10.0 million of the facility. Edco Capital Corporation, a company associated with N. Murray Edwards, a significant shareholder of Imperial, provided $9.5 million of the facility and Larry Moeller, a director of the Company, provided $0.5 million of the facility. A maximum of 1,335,000 warrants are issuable to Edco Capital Corporation and Mr. Moeller.

The other terms of the facility remain unchanged. The facility bears interest at 8% per annum, and is secured by a floating charge on all the assets of Imperial plus guarantees by its subsidiaries, Mount Polley Mining Corporation and Mount Polley Holding Company Limited, and floating charges on all their assets. The term of the facility ends on June 30, 2006 and is extendable at the option of the lenders, thereafter. In consideration of the facility the lenders will be granted warrants to purchase common shares of Imperial at $6.00 per share, exercisable for 24 months from the date of issue, as the facility is drawn upon.

As a result of the facility noted above, N. Murray Edwards of Calgary announces that he may indirectly acquire warrants for the purchase of up to 1,268,250 additional common shares of Imperial at $6.00 per share. As a result of advances made pursuant to the facility to date, warrants to purchase 655,991 common shares will be issued to Edco Capital Corporation. Further warrants may be issued as the facility is drawn upon.

Mr. Edwards now holds 8,669,185 common shares of Imperial indirectly, 1,689,844 common shares of Imperial directly, and indirectly holds warrants to purchase 655,991 common shares of Imperial. Additionally, Mr. Edwards owns $9 million of convertible debentures of Imperial. Each $8.65 of face value of the convertible debenture is convertible into one common share of Imperial. If all the convertible debentures held by Mr. Edwards were converted into common shares then he would own an additional 1,048,462 common shares of Imperial. Mr. Edwards indicated that the acquisition was for investment purposes and that he may acquire additional common shares, convertible debentures or warrants of Imperial from time to time, depending on market conditions.

OSC Rule 61-501 Disclosure

Related parties of the Company participated in this transaction as follows:

Name of Related Party or Associate	**Principal Amount of Credit Facility being Provided**	**Number of Warrants to be Received**	**Percentage of Common Shares of the Company owned prior to the transaction**	**Percentage of Common Shares of the Company owned if all Warrants Exercised in full**
Edco Capital Corporation (controlled by N. Murray Edwards)	$9,500,000	1,268,250	36.82%	38.67%
Larry Moeller (director)	$500,000	66,750	2.99%	3.02%

The transaction was approved by the disinterested directors of the Company.

The Company is exempt from the requirement to obtain a formal valuation in respect of this transaction by section 5.5(2) of OSC Rule 61-501 and is exempt from the requirement to obtain minority approval of this transaction by section 5.7(2) of OSC Rule 61-501. As at April 29, 2005, the Company had 28,135,939 common shares issued and outstanding. The average closing price for the Company's shares during the 20 business days preceding April 29, 2005 was $6.75. This results in a market capitalization of the Company as at April 29, 2005 of $189,917,588. 25% of $189,917,588 is $47,479,397. As the interested parties are advancing a maximum of $10,000,000 of the credit facility, and are receiving warrants to purchase up to 1,335,000 common shares of the Company at $6.00 per share for an aggregate value of $8,010,000, the fair market value of the transaction, insofar as it involves interested parties, is less than 25% of the market capitalization of the Company as at April 29, 2005.

Closing of these transactions occurred on May 19, 2005. This closing date is less than 21 days after the date of this material change report because all necessary approvals for this transaction were received by May 19, 2005 and the Company wished to complete the transaction as soon as possible after such approvals were obtained.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Andre Deepwell, Chief Financial Officer
Telephone 604.669.8959

Item 9 Date of Report

DATED at Vancouver, British Columbia, this 25th day of May, 2005.

IMPERIAL METALS CORPORATION

Per: *"Andre H. Deepwell"*
Signature of authorized signatory

Andre H. Deepwell, Chief Financial Officer
Name and office of authorized signatory

82-34717

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Imperial Metals Corporation
Suite 200 – 580 Hornby Street
Vancouver, BC V6C 3B6

Item 2 Date of Material Change

July 8, 2005

Item 3 News Release

July 8, 2005 – Vancouver, British Columbia

A news release was issued through CCN Matthews July 8, 2005 and was electronically filed through SEDAR.

Item 4 Summary of Material Change

Imperial Metals Corporation reported the achievement of another milestone in the resumption of operations at its wholly owned Mount Polley mine with the first concentrate shipment of approximately 11,500 tonnes of copper concentrate on July 10 from the Vancouver Wharves terminal in North Vancouver. This shipment graded approximately 24.5% copper, 27.9 g/t gold and 76.2 g/t silver, and contained an estimated 5.567 million pounds of copper, 9,340 ounces of gold and 23,700 ounces of silver.

Concentrate production to the end of June 2005 was approximately 12,000 tonnes, mostly from low grade stockpile ore supplemented with Bell and Wight pit ore. Development of the Wight and Bell pits is well advanced. A total of 117,000 tonnes of ore from the Wight Pit in the Northeast Zone grading 0.557% copper and 0.136 g/t gold were delivered to the mill in June.

The 20,000 tonne per day capacity open pit Mount Polley mine is located near Williams Lake in south-central British Columbia. Under the current plan, Mount Polley will produce approximately 60 million pounds of copper, 50 thousand ounces of gold and 250 thousand ounces of silver in 2006.

Exploration drilling near a previously untested copper oxide showing known as the *Pond Zone* resulted in a discovery intersection of 51.3 metres grading 0.88% copper, 0.64 g/t gold and 11.57 g/t silver. Discovery hole PZ05-01 is one of four holes recently completed to test the lateral and depth extent of the Pond Zone, located one kilometre south of the mill.

New exploration targets continue to be tested, including the *92 Zone*, located 200 metres beyond the northern most mineralized intercept of the Northeast Zone. Highlights of an initial round of 15 holes include WB05-220 which intersected 70.2 metre grading 0.49% copper, 0.46 g/t gold and 4.37 ppm silver. This intersection included 24.1 metres grading 0.81 % copper, 0.48 g/t gold and 7.27 ppm silver. This first stage of drilling has confirmed the continuation of the zone northward underneath the volcanic cover.

Drilling at the Southeast Zone, located one kilometre southeast of the mill complex, has outlined an additional source of mill feed with a high gold to copper ratio and a low stripping ratio to blend with high grade copper ore from the Wight Pit.

Exploration emphasis at Mount Polley will now shift from definition drilling to a property wide exploration program that will focus on the discovery of additional mineralized zones. This program will include till and whole rock geochemical sampling and percussion drilling to establish new targets for follow-up diamond drilling in the fall. The results of a recently completed downhole IP survey to test the ability to remotely detect the deeper mineralization at Northeast Zone are also under review.

Item 5 Full Description of Material Change

Imperial Metals Corporation reported the achievement of another milestone in the resumption of operations at its wholly owned Mount Polley mine with the first concentrate shipment of approximately 11,500 tonnes of copper concentrate on July 10 from the Vancouver Wharves terminal in North Vancouver. This shipment graded approximately 24.5% copper, 27.9 g/t gold and 76.2 g/t silver, and contained an estimated 5.567 million pounds of copper, 9,340 ounces of gold and 23,700 ounces of silver.

Concentrate production to the end of June 2005 was approximately 12,000 tonnes, mostly from low grade stockpile ore supplemented with Bell and Wight pit ore. Development of the Wight and Bell pits is well advanced. A total of 117,000 tonnes of ore from the Wight Pit in the Northeast Zone grading 0.557% copper and 0.136 g/t gold were delivered to the mill in June.

The 20,000 tonne per day capacity open pit Mount Polley mine is located near Williams Lake in south-central British Columbia. Under the current plan, Mount Polley will produce approximately 60 million pounds of copper, 50 thousand ounces of gold and 250 thousand ounces of silver in 2006.

Exploration drilling near a previously untested copper oxide showing known as the *Pond Zone* resulted in a discovery intersection of 51.3 metres grading 0.88% copper, 0.66 g/t gold and 11.57 g/t silver. Discovery hole PZ05-01 is one of four holes recently completed to test the lateral and depth extent of the Pond Zone, located one kilometre south of the mill.

New exploration targets continue to be tested, including the *92 Zone*, located 200 metres beyond the northern most mineralized intercept of the Northeast Zone. Highlights of an initial round of 15 holes include WB05-220 which intersected 70.2 metre grading 0.49% copper, 0.46 g/t gold and 4.37 ppm silver. This intersection included 24.1 metres grading 0.81 % copper, 0.48 g/t gold and 7.27 ppm silver. This first stage of drilling has confirmed the continuation of the zone northward underneath the volcanic cover.

Drilling at the Southeast Zone, located one kilometre southeast of the mill complex, has outlined an additional source of mill feed with a high gold to copper ratio and a low stripping ratio to blend with high grade copper ore from the Wight Pit.

Exploration emphasis at Mount Polley will now shift from definition drilling to a property wide exploration program that will focus on the discovery of additional mineralized zones. This program will include till and whole rock geochemical sampling and percussion drilling to establish new targets for follow-up diamond drilling in the fall. The results of a recently completed downhole IP survey to test the ability to remotely detect the deeper mineralization at Northeast Zone are also under review.

Patrick McAndless is the Qualified Person responsible for the preparation of the technical information in this release as defined by National Instrument 43-101. Samples were analyzed by Acme Analytical Labs Ltd. in Vancouver, BC.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Brian Kynoch, President
Telephone 604.669.8959

Item 9 Date of Report

DATED at Vancouver, British Columbia, this 11th day of July, 2005.

IMPERIAL METALS CORPORATION

Per: *"Brian Kynoch"*
Signature of authorized signatory
Andre Deepwell, Chief Financial Officer
Name and office of authorized signatory

82-34714

TORONTO stock EXCHANGE

Greg Ferron
Manager
Listed Issuer Services
Toronto Stock Exchange
The Exchange Tower
130 King Street West
Toronto, Canada M5X 1J2
T (416) 947-4477
F (416) 947-4547
greg.ferron@tsx.com

March 7, 2005

VIA FAX AND MAIL

Rio Budhai
Assistant Corporate Secretary
Imperial Metals Corporation
200 - 580 Hornby Street
Vancouver, BC
V6C 3B6

Dear Mr. Budhai:

**Re: Imperial Metals Corporation (the "Company")
Adoption of Share Purchase Plan (the "Plan")**

We refer to your email dated March 7, 2005 advising Toronto Stock Exchange ("TSX") of the proposed adoption of the Plan. TSX understands that the Company proposes to establish the plan maximum at 1,000,000 common shares.

TSX's acceptance of the adoption of the new Plan is subject to:

1) The approval by shareholders at the next meeting of the proposed amendment;

2) the information circular send to shareholders must be pre-cleared by TSX prior to mailing; and

3) Receipt of the following documentation:

   a) a certified copy of the directors' resolution approving the Plan;

   b) a certified copy of the shareholders' resolution approving the terms of the Plan; and

   c) a final copy of the Plan;

   d) legal opinion that these common shares when issued would be issued as fully paid and non-assessable; and

   e) the additional listing fee in the amount of $10,058 (inclusive of GST), is comprised of a base charge of $1,000 plus an assessment of the Listing Capitalization of the shares to be listed by the company. The assessment

of Listing Capitalization is at the rate of $1,200 for each $1,000,000, or part thereof, of Listing Capitalization over $1,000,000, plus 7% GST.

Listing Capitalization means the value of shares to be listed by the Company and is calculated as: (i) the volume weighted average trading price for the five previous trading days on which the Company's shares traded, ending March 4, 2005, the date that is one day prior to letter notice to TSX, which has been calculated as $7.109, multiplied by (ii) 1,000,000 being the number of shares to be listed.

Please be advised that all documentation is to be received by TSX within 45 days of shareholder approval.

In accordance with Section 605 of TSX Policies, please be reminded to advise TSX of stock options granted, cancelled or exercised pursuant to the terms of the Plan so that the Company's records maintained at TSX are updated accordingly. If the Company is not already doing so, we encourage you to use the Company Reporting Form 1. Please submit this form to TSX Listed Issuer Services Reporting Division on a monthly basis. This form, as well as other reporting forms, may be downloaded from TSX's website at www.TSX.com.

If you have any questions, please contact the undersigned.

Yours very truly,

TORONTO STOCK EXCHANGE

Greg Ferron

/mh

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

June 10, 2005

Via courier

Greg Ferron
Manager, Listed Issuer Services
Toronto Stock Exchange
The Exchange Tower
130 King Street West
Toronto, ON M5X 1J2

Dear Greg:

Re: Share Purchase Plan (the "Plan")

We refer to your letter dated March 7, 2005 in connection with adoption of the Share Purchase Plan and submit the following documentation:

1. certified copy of the directors' resolutions approving the Plan;
2. certified copy of the shareholders' resolution approving the terms of the Plan;
3. final copy of the Plan;
4. legal opinion; and
5. cheque in the amount of $10,058 for the additional listing fee.

We trust you will find the enclosed to be in order and look forward to receiving your final acceptance.

Yours truly,

IMPERIAL METALS CORPORATION

Rio Budhai

Rio Budhai
Assistant Corporate Secretary
Direct Line: 604.488.2659
E-mail: rio@imperialmetals.com

Enclosure

82-34714

TORONTO stock EXCHANGE

Greg Ferron
Manager
Listed Issuer Services
The Exchange Tower
130 King Street West
Toronto, Canada M5X 1J2
T (416) 947-4477
F (416) 947-4547
greg.ferron@tsx.com

June 30, 2005

Rio Budhai
Assistant Corporate Secretary
Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
V6C 3B6

Dear Mr. Budhai:

Re: Imperial Metals Corporation (the "Company")
Adoption of the Share Purchase Plan (the "Plan")

We acknowledge receipt of your letter dated June 10, 2005 together with attachments.

This will confirm that an additional 1,000,000 common shares have been listed and reserved for issuance upon the exercise of stock options granted pursuant to the terms of the Plan.

Attached please find our receipted invoice in the amount of $10,058 respecting the applicable listing fee, for which we thank you.

Our records currently indicate that the Company has listed and reserved an aggregate 1,000,000 common shares pursuant to the terms of the Plan.

In accordance with Section 605 of Toronto Stock Exchange ("TSX") Policies, please be reminded to advise TSX of stock options granted, cancelled or exercised pursuant to the terms of the Plan so that the Company's records maintained at TSX are updated accordingly. If the Company is not already doing so, we encourage you to use the Company Reporting Form 1. Please submit this form to TSX's Listed Issuer Services Reporting Division on a monthly basis. This form, as well as other reporting forms, may be downloaded from TSX's website at www.tsx.com.

If you have any questions with respect to the forgoing, please do not hesitate to contact the undersigned.

Yours very truly,

TORONTO STOCK EXCHANGE

Greg Ferron

/mm

82-34714

TORONTO stock EXCHANGE

TSX

June 17, 2005

Charlotte P. Bell
Catalyst
1400 – 1055 West Hastings Street
Vancouver, B.C.
V6E 2E9

Greg Ferron
Manager
Listed Issuer Services
Toronto Stock Exchange
The Exchange Tower
130 King Street West
Toronto, Canada M5X 1J2
T (416) 947-4477
F (416) 947-4547
greg.ferron@tsx.com

Dear Ms. Bell:

Re: Imperial Metals Corporation (the "Company")
Private Placement of Warrants

This will confirm that Toronto Stock Exchange ("TSX") is in receipt of all documentation required in connection with the above-captioned matter.

An additional 1,935,750 common shares of the Company have been listed on TSX, of pursuant to the aforementioned transaction.

Enclosed please find a receipted invoice in the amount of $15,194 indicating full payment to TSX of the additional listing fee, for which we thank you.

Please advise TSX as and when all or any of the common shares underlying the warrants are issued so that we may maintain accurate records.

Should you have any questions or concerns with respect to the foregoing please do not hesitate to contact the undersigned.

Yours very truly,

TORONTO STOCK EXCHANGE

Greg Ferron

/mm

Enclosure

82-34714

CATALYST
Corporate Finance Lawyers

June 9, 2005

BY COURIER

Toronto Stock Exchange
The Exchange Tower
130 King Street West
Toronto, ON M5X 1J2

Attention: Greg Ferron

Dear Sirs:

Imperial Metals Corporation (the "Company")
Private Placement of Warrants

Further to your letter dated May 18, 2005 in relation to the issuance of up to 1,935,750 warrants of the Company on a private placement basis in consideration for a $14,500,000 line of credit facility, we now enclose the following final documentation:

1. the Company's written confirmation;
2. a copy of the final form of warrant certificate;
3. a copy of the final form of the line of credit agreement (having been advised there are no other related agreements);
5. our legal opinion; and
6. the Company's cheque in the amount of $15,194 in full payment of the additional listing fee.

We trust you will find the enclosed to be in order. If you have any questions or require any additional information, please do not hesitate to contact us. Otherwise, we look forward to receiving your final acceptance of the above and enclosed in due course. Thank you for your assistance with this matter.

Yours very truly,

CATALYST

Charlotte Bell

Charlotte P. Bell
Direct Line: (604) 443-7013
E-Mail: cbell@catalyst-law.com

CPB/smo
Encls.
cc: Imperial Metals Corporation
Attention: Andre Deepwell

82-34714

TORONTO STOCK EXCHANGE

TSX

Greg Ferron
Manager
Listed Company Services
Toronto Stock Exchange
The Exchange Tower
130 King Street West
Toronto, Canada
M5X 1J2
T (416) 947-4477
F (416) 947-4547
greg.ferron@tsx.com

May 18, 2005

VIA FAX ONLY

Mr. Andre Deepwell
Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
V6C 3B6

Dear Mr. Deepwell:

**Re: Imperial Metals Corporation (the "Company")
Proposed Private Placement of Warrants**

Capitalized terms not defined herein shall have the meaning as defined in the Line of Credit Agreement.

Thank you for your letters of May 4 and 16, 2005 advising Toronto Stock Exchange ("TSX") of the proposed private placement of up to 1,935,750 common share purchase warrants to the Lenders in consideration for such Lenders providing a revolving line of credit facility ("Credit Facility") to the Company in the amount of C$14,500,000. TSX understands that each warrant entitles the holder to purchase one common share at a price of $6.00 per share for a period of 24 months from the date of issuance of such warrants. We also understand that the warrants will be issued at the time of each draw by the Company based on the terms provided for in the Line of Credit Agreement. TSX also understands that the Lender is non-arm's length to the Company.

TSX has determined to accept notice of the proposed private placement, and has conditionally approved the listing of an additional 1,935,750 common shares issuable thereto, subject to the following conditions:

1. Receipt on the same business day of closing of the transaction of: (a) a news release announcing the closing of the transaction; **or** (b) written confirmation that the transaction has closed, either by e-mail or facsimile; and

2. Receipt of the following documentation and closing no later than **June 30, 2005**:

    a) written confirmation from the Company (i) of the date of closing; (ii) of the exact number of the Company's warrants issued at the closing of the offering, (iii) that the Company has not provided, nor will it provide, financial assistance of any kind to any of the Lenders, and (v) that none of the securities issuable pursuant to the warrants will be subject to any arrangement with respect to the voting of such securities;

    b) copy of the form of warrant;

c) copies of all material agreements executed by the parties in connection with this transaction, including the definitive line of credit agreement;

d) opinion of counsel stating that the shares issued or made issuable under the private placement have been, or will be, when issued, fully paid and non-assessable shares of the Company;

e) an additional listing fee in the amount of $15,194.00 (inclusive of GST), calculated as a fixed fee of $1,000 for the first $1,000,000 of Listing Capitalization or part thereof and thereafter $1,200 for each $1,000,000 of Listing Capitalization or part thereof (subject to a maximum fee of $125,000), plus 7% GST.

Listing Capitalization means the value of shares to be listed by the Company and is calculated as: (i) the exercise price per share of $6.00, multiplied by (ii) 1,935,750, being the number of shares to be listed.

To assist and expedite the filing of documents and reports with Toronto Stock Exchange, we recommend that the Company register for TSX SecureFile. Application forms and the user agreement will be sent by email directly from the TSX SecureFile Administrator.

Should you have any questions with respect to the foregoing, please contact the undersigned.

Yours very truly,

TORONTO STOCK EXCHANGE

Greg Ferron

GF/am

82-34714

FORM: 11 | NOTICE OF PRIVATE PLACEMENT (AMENDED)

(EFFECTIVE JANUARY 1, 2005.)

WHEN TO FILE: Every issuer shall immediately file a Notice of Private Placement with TSX once the issuer has determined the terms of any private placement for securities which are listed on TSX or are convertible into, or exchangeable for, securities listed on TSX.

HOW:

For Issuers Reporting to the Toronto TSX Office:
Via TSX SecureFile or via fax to 416-947-4547 or via email to advisoryaffairs@tsx.com.

For Issuers Reporting to the Montreal TSX Office:
Via TSX SecureFile or via fax to 514-788-2421 or via email to advisoryaffairs@tsx.com.

QUESTIONS:

For Issuers Reporting to the Toronto TSX Office:
Call 416-947-4523 or email advisoryaffairs@tsx.com or contact the Manager who is responsible for the Issuer (based on the first letter of the Issuer's name).

For Issuers Reporting to the Montreal TSX Office:
Call 514-788-2451 or email advisoryaffairs@tsx.com or contact the Manager who is responsible for the Issuer (based on the first letter of the Issuer's name).

NOTE:

Expedited Filing:
For issuers submitting an Expedited Filing in accordance with section 607(c) of the TSX Company Manual, the notice will be accepted by TSX generally within three (3) business days.

Regular Filing:
For issuers submitting a Regular Filing in accordance with section 607(d) of the TSX Company Manual, TSX will advise the issuer in writing generally within seven (7) business days of receipt of the notice, of TSX's decision to accept or not accept the notice, indicating any conditions to acceptance or reasons for non-acceptance. Further information or documentation may be requested before TSX decides to accept or not accept notice of a transaction. In reviewing the transaction described in the notice, TSX will consider the applicable provisions of the TSX Company Manual.

FORM: 11 **Company Name: Imperial Metals Corporation** **Stock Symbol: III**

EXPEDITED FILING (as provided for in Section 607(c)): ☒

REGULAR FILING: ☐

1. Date of notice: May 4, 2005 **(REVISED May 16, 2005)**

2. Number of currently issued and outstanding securities of each class of securities of the issuer, excluding non-voting preferred securities: 28,135,939

3. Description of securities to be placed:

a) class: Warrants

b) number: 1,935,750

c) subscription price: N/A

d) market price and if applicable, date from binding agreement used to calculate market price (as defined in Section 601) [Please attach one copy of binding agreement]:
$5.85 - May 4, 2005

e) discount percentage to market price, if any: N/A

f) voting rights: N/A

g) if the securities are not of a listed class, summarize the provisions:
Each warrant will entitle the holder to purchase one common share of the Issuer at the price of $6.00 for a term of 24 months from the date of issuance of the warrant.

h) if convertible into another class of securities, the maximum number of securities issuable upon conversion:
1,935,750 common shares

i) description of any attached warrants (or options), including:

(i) number: N/A

(ii) exercise price: N/A

(ii) term to expiry: N/A

(iv) other significant terms: N/A

j) if the issuer is providing any financial assistance to any placee to facilitate the purchase, by way of loan, guaranty or otherwise, give particulars:
N/A

5. Are any there any issuances to insiders under the private placement? Yes
(For this purpose, "insider" has the same meaning as found in the *Securities Act* (Ontario) and also includes associates and affiliates of the insider; and "issuances to insiders" includes direct and indirect issuances to insiders, their associates and affiliated companies.)

6. If the answer to question 5 is yes:

a) total percentage of placement being issued to insiders: 68.9655%

b) for each insider placee, state:

(i) the placee's name: Edco Capital Corporation

(ii) current holdings of voting securities of the issuer (direct or indirect) in terms of number and percentage:
10,359,029 common shares are owned by N. Murray Edwards and his affiliates (including Edco Capital Corporation), representing 36.82% of the currently issued common shares of the Issuer. In addition, Mr. Edwards holds $9,000,000 of convertible debentures of the Company. These are convertible into common shares of the Company at one common share per each $8.65 of face value. If converted in full, Mr. Edwards would hold an additional 1,040,462 shares of the Company.

(iii) the number of securities to be purchased by the insider under the private placement in terms of number and percentage :
Warrants to purchase 1,268,250 common shares, representing 65.52% of the warrants to be issued

(iv) holdings of voting securities of the issuer (direct or indirect) after the placement in terms of number and percentage:
11,627,279 common shares would then be owned by N. Murray Edwards and his affiliates (including Edco Capital Corporation), representing 38.67% of the then issued common shares of the Issuer to be issued on exercise of all of the warrants excluding shares to be issued on conversion of the convertible debenture.

(i) the placee's name: Larry Moeller and companies owned or controlled by Mr. Moeller

(ii) current holdings of voting securities of the issuer (direct or indirect) in terms of number and percentage:
Directly and indirectly, Mr. Moeller beneficially owns 841,184 common shares of the Company representing 2.99% of the currently issued common shares of the Issuer. In addition, Larry Moeller holds $650,000 of convertible debentures of the Company. These are convertible into common shares of the Company at one common share per each $8.65 of face value. If converted in full, Mr. Moeller would hold an additional 75,145 common shares of the Company.

(iii) the number of securities to be purchased by the insider under the private placement in terms of number and percentage :
Warrants to purchase 66,750 common shares, representing 3.45% of the warrants to be issued

(iv) holdings of voting securities of the issuer (direct or indirect) after the placement in terms of number and percentage:
907,934 common shares would then be owned by Larry Moeller and his affiliates, representing 3.02% of the then issued common shares of the Issuer to be issued on exercise of all of the warrants excluding shares to be issued on conversion of the convertible debenture.

7. Has the issuer completed any other private placements within the past six months where securities were issued or made issuable to insiders (include private placements that have been conditionally approved and/or currently contemplated)?

Yes

8. If the answer to 7 is yes, state:

a) (i) dates on which each private placement closed: March 9, 2005

(ii) number and class of listed securities issued or issuable under each placement:
$20,000,000 6% unsecured Convertible Debentures which have a five year and one day term, during which they are convertible into common shares of the Issuer at the rate of $8.65 of principal amount per share, subject to adjustment

(iii) number and class of securities issued or issuable to insiders under each private placement:
$10,000,000 Convertible Debentures

b) whether securityholders approved any of the private placements (including a blanket advanced approval) and, if so, identify which private placements were so approved:
N/A

9. Will the issuer obtain securityholder approval for this private placement? If the issuer is relying on an exemption from securityholder approval, please provide details.
No

10. What will be the use of proceeds?
Working capital facility for operations at the Issuer's Mount Polley mine.

11. Could the placement potentially result in a material affect in control? No

12. Any significant information regarding the proposed private placement not disclosed above: N/A

13. Is this private placement related to any other private placement completed in the last six months?
No

82-34714

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

May 4, 2005

BY FACSIMILE 416.947.4547

Toronto Stock Exchange
The Exchange Tower
130 King Street West
Toronto, ON M5X 1J2

Attention: Greg Ferron

Dear Sirs:

Imperial Metals Corporation (the "Company") - Line of Credit and Warrants

By press release to be issued on May 5, 2005, the Company is to announce that Edco Financial Corporation ("Edco"), a company controlled by N. Murray Edwards who is an insider of the Company, had agreed to provide the Company with a C$15,000,000 revolving line of credit facility that bears interest at the rate of 8% and is repayable on June 30, 2006 (extendable at the option of Edco thereafter). The Company will grant Edco a floating charge on all of its assets evidenced by a general security agreement. The Company's subsidiary, Mount Polley Mining Corporation, will guarantee the repayment of the line of credit and also grant Edco a floating charge on all of its assets. In addition, the Company will issue to Edco warrants to purchase up to 2,500,000 common shares of the Company at the price of $6.00 per share for a term of 24 months.

In this regard, we enclose a Form 11 – Notice of Private Placement, and a copy of the term sheet between the Company and Edco, for your consideration.

We trust you will find the enclosed to be in order. If you have any questions or require any additional information, please do not hesitate to contact us. Otherwise, we look forward to receiving your conditional acceptance of the above-described transactions. Thank you for your assistance with this matter.

Yours truly,

IMPERIAL METALS CORPORATION

Andre Deepwell
Chief Financial Officer and Corporate Secretary
Direct Line: 604.488.2666

Enclosures

cc: Catalyst Corporate Finance Lawyers
Attention: Charlotte P. Bell